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Exhibit No. 23.1
Consent of Independent Registered Public Accounting Firm
We hereby consent to the incorporation by reference in the Registration Statements of United Retail Group, Inc. on Form S-8 (File Nos. 333-139626, 333-66070, 333-44868, 333-107909, 333-107908, 333-47407, 333-64643, 33-67288 and 33-48500), of our report dated April 16, 2007 relating to the audits of the consolidated financial statements of United Retail Group, Inc. and subsidiaries as of January 28, 2006 and February 3, 2007 and for the years then ended, and our report dated April 16, 2007, relating to management's assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of United Retail Group, Inc. as of February 3, 2007, included in the Annual Report on Form 10-K for the year ended February 3, 2007.
Eisner LLP
New York, New York
April 17, 2007